UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                  Navtech, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   63935 10 0
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No.         63935 10 0                                  Page 2 of 5 Pages


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert N. Snyder

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [  ] (b)[    ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            625,000

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            40,000  (represents  amount owned by
                                            Cambridge      Information     Group
                                            ("Cambridge"),       a      Maryland
                                            corporation  of which the  Reporting
                                            Person is the  majority  stockholder
                                            and   Chairman   of  the   Board  of
                                            Directors)

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            625,000

 PERSON  WITH                         10  SHARED DISPOSITIVE POWER
                                            40,000  (represents amount owned by
                                                     Cambridge)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             665,000 (includes amount owned by Cambridge)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       24.0%

14   TYPE OF REPORTING PERSON*          IN






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Item 1.           Security and Issuer.

     The Reporting Person is making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Navtech, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2340 Garden Road, Suite 102, Monterey, California 93940.

Item 2.           Identity and Background.

     The Reporting Person is making this statement pursuant to Rule 13d-1(a).

         (a)      Name:

                  Robert N. Snyder

         (b)      Residence or business address:

                  7200 Wisconsin Avenue, Suite  #601
                  Bethesda, Maryland 20814

         (c) The Report Person is the majority stockholder and Chairman of the Board of Directors of Cambridge Information Group ("Cambridge"). Cambridge is located at 7200 Wisconsin Avenue, #601, Bethesda, Maryland 20814. Cambridge publishes scientific and technical abstracts in print, on the internet and on CD-ROM.

         (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Person is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         See Item 4 hereof.

Item 4.           Purpose of Transaction.

     On March 31, 2000, the Reporting Person and the Issuer entered into a subscription agreement (the "Subscription Agreement"), pursuant to which the Reporting Person purchased units consisting in the aggregate of 500,000 shares of Common Stock of the Company and presently exercisable warrants to purchase 125,000 shares of Common Stock of the Company (the "Warrants") for a total purchase price of $500,000 (the "Purchase Price"). The Reporting Person used personal funds to pay the Purchase Price.


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     Subject to and depending upon the  availability of prices deemed  favorable by him, the Reporting Person may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Person may determine to dispose of shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

Item 5.           Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 665,000 shares of Common Stock, which represent 24.0% of the total shares of Common Stock of the Issuer outstanding as of February 29, 2000. The percentage for the Reporting Person was calculated using as the denominator the sum of (i) 100,000 shares of Common Stock issued effective March 13, 2000 to Denis L. Metherell, (ii) 50,000 shares of Common Stock issued effective March 16, 2000 to Denis L. Metherell, (iii) the 500,000 shares of Common Stock issued to the Reporting Person effective March 31, 2000 as described in Item 4 hereof, (iv) the 125,000 shares of Common Stock issuable upon the exercise of the Warrants as described in Item 4 hereof and (v) the 2,001,980 outstanding shares of Common Stock as of February 29, 2000, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended January 31, 2000.

     (b) The Reporting Person has sole voting and dispositive power with respect to 625,000 shares of such Common Stock and shared voting and dispositive power with respect to 40,000 shares of such Common Stock.

         (c)      See Item 4 hereof.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the terms of the Subscription Agreement, so long as the Reporting Person owns at least five percent (5%) of the outstanding shares of Common Stock of the Issuer, the Reporting Person has the right to designate one nominee to the Board of Directors of the Issuer (the "Board"). The nominee of the Reporting Person, if duly elected to the Board, will be issued options under the Issuer's 1999 Stock Option Plan to purchase twenty-five thousand (25,000) shares of Common Stock upon election to the Board.

Item 7.           Material to be Filed as Exhibits.

         (1) Subscription Agreement, dated March 31, 2000, by and between the Reporting Person and the Issuer.

         (2) Warrant, dated March 31, 2000, issued by the Issuer to the Reporting Person.





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2000





                                                /s/ Robert N. Snyder
                                                -----------------------------
                                                Robert N. Snyder




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